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Atlanta	(212) 318-6053
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London	July 28, 2006	39559.00003
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Palo Alto Paris San Diego San Francisco Shanghai Stamford Tokyo Washington, DC	Mr. Michael McTiernan Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re: Excelsior LaSalle Property Fund, Inc.
Registration Statement on Form 10 (File No. 0-51948)

Ladies and Gentlemen:

On behalf of Excelsior LaSalle Property Fund, Inc. (the “Fund”), we are transmitting for filing one copy of Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form 10 marked to show the changes made to Amendment No. 2 to the Fund’s Registration Statement on Form 10 filed with the Securities and Exchange Commission (the “Commission”) on July 17, 2006.

The Amendment is being filed in response to comments with respect to the Registration Statement received from the Commission (the “Staff”) by letter dated July 24, 2006 (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments which, for your convenience, we have incorporated into this response letter in italics. Page references in the text of the Fund’s responses correspond to the page numbers of the Amendment.

Tender Offer Procedures, page 84

1.      Please revise to disclose that the board is still considering the procedures that will be used to affect the proposed tenders. Please also disclose that tendering stockholders will know the tender offer price at the time they tender the shares.

The Fund has revised the disclosure on pages 25, 83, 84 and F-24 in response to the Staff’s comment.

Mr. Michael McTiernan

July 28, 2006

Consolidated Properties, page F-17

2.	We note your response to prior comment 10 and that your waiver request was not granted. As such, please provide financial statements in an amended filing for Metropolitan Park North under Rule 3-14 of Regulation S-X.

As discussed with the Staff, the Fund is unable to provide the requested financial statements. The Fund acknowledges that this comment remains outstanding.

*      *      *

If you have any questions, or if it would expedite your review in any way, please do not hesitate to contact the undersigned at the number above or Michael L. Zuppone at (212) 318-6906.

Sincerely,

/s/ Keith Pisani

Keith Pisani

of PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc:  Howard Efron

          U.S. Securities and Exchange Commission